# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Color Star Technology Co., Ltd., CIK 0001747661
CUSIP: G2287A126
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 80 Broad Street, 5th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 03/19/2025
Filed by CIK 0002064018
Persons authorized to receive notices and communications: Chi Hang Mok, Workshop 72 11/F Tak King,, Industrial Building 27 Lee Chung Street, Chai Wan, Hong Kong (K3), 999077, (852) 2911 0685

## Reporting persons
- Ulife Media and Production International Limited (CIK 0002064018): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,250,000; sole dispositive power 0; shared dispositive power 16,250,000; aggregate amount beneficially owned 16,250,000 (67.793% of the class)
  Comment: (1) Ulife Media and Production International Limited ("Ulife") acquired 16,250,000 Class A Ordinary Shares through a purchase and sale agreement, dated February 26, 2025, between Model Queen Limited, a wholly-owned subsidiary of Color Star Technology Co., Ltd. (the "Issuer") and BTC KZ, a limited liability partnership and the sole shareholder of Ulife.
- Chi Hang Mok: type of reporting person: partnership (PN); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,250,000; sole dispositive power 0; shared dispositive power 16,250,000; aggregate amount beneficially owned 16,250,000 (67.793% of the class)
  Comment: (1) Ulife Media and Production International Limited ("Ulife") acquired 16,250,000 Class A Ordinary Shares pursuant to certain purchase and sale agreement, dated February 26, 2025, between Model Queen Limited, a wholly-owned subsidiary of Color Star Technology Co., Ltd. (the "Issuer") and BTC KZ, the sole shareholder of Ulife.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Color Star Technology Co., Ltd.
Address of issuer's principal executive offices: 80 Broad Street, 5th Floor, New York, New York (NY), 10005

## Item 2. Identity and Background
Name of person filing: This statement is filed by Ulife Media and Production International Limited ("Ulife"), a Hong Kong company, and Chi Hang Mok ("Mok") (together with Ulife, the "Reporting Persons"). The Reporting Persons are the holders of 16,250,000 shares of the Issuer's outstanding Class A Ordinary Shares, representing a total of 67.793% of the Issuer's voting power based on the number of ordinary shares outstanding as of the date hereof.
Residence or business address: The Reporting Persons' principal business addresss is Workshop 72 11/F Tak King, Industrial Building 27 Lee Chung Street Chai Wan, Hong Kong.
Present principal occupation or employment: Mok is the sole director of Ulife and BTC KZ is the sole shareholder of Ulife.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship:
Ulife is a company incorporated in the Hong Kong.
Citizenship of Mok is Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares for investment purposes in the belief that the shares represent an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer's business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person's economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the ordinary shares of the Issuer were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 26, 2025, BTC KZ, the sole shareholder of Ulife entered into a purchase and sales agreement (the "Sales Agreement") with Model Queen Limited ("Model"), a wholly-owned subsidiary of the Issuer. Pursuant to the Sales Agreement, Model purchased certain cryptocurrency mining hardware and other equipment from BTC KZ for a total consideration of $35,000,000, $26,000,000 of which was paid through issuance of 16,250,000 Class A Ordinary Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated April 8, 2025

99.2 Purchase and Sale Agreement, dated February 26, 2025

## Signatures
- Ulife Media and Production International Limited: /s/ Chi Hang Mok, Chi Hang Mok (04/09/2025)
- Chi Hang Mok: /s/ Chi Hang Mok, Chi Hang Mok (04/09/2025)